UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: October 29, 2014
Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare
L-1610 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Yes  ☐            No  ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 29, 2014, Pacific Drilling S.A. (the “Company”) entered into a new revolving credit facility with an aggregate principal amount of up to $500 million (the “2014 Revolving Credit Facility”), for pre-delivery, delivery and post-delivery financing of the Pacific Zonda and other general corporate purposes. Citibank, N.A. will act as administrative agent with respect of the revolving credit facility. At closing, no amounts were drawn under the 2014 Revolving Credit Facility.
The 2014 Revolving Credit Facility provides for loans up to a maximum of $500 million; however, loans in excess of $350 million are subject to the delivery of the Pacific Zonda and the Company’s entry into a satisfactory drilling contract with respect to the Pacific Zonda. A satisfactory drilling contract must provide for an initial duration of at least one year and a minimum dayrate of $425,000 or must be otherwise acceptable to the lenders.
Prior to delivery of the Pacific Zonda, the 2014 Revolving Credit Facility is primarily secured on a first priority basis by liens on the construction contract and refund guarantee for the Pacific Zonda and a pledge of the equity of one of the subsidiary guarantors. Upon delivery of the Pacific Zonda, the 2014 Revolving Credit Facility will be primarily secured on a first priority basis by liens on the Pacific Zonda and by assignments of earnings and insurances related thereto.
The 2014 Revolving Credit Facility has a maturity date of five years after the delivery date of the Pacific Zonda. Borrowings under the 2014 Revolving Credit Facility bear interest, at the Company’s option, at either (1) LIBOR plus a margin ranging from 1.75% to 2.5% based on the Company’s leverage ratio, or (2) a rate of interest per annum equal to the highest of (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% and (iii) 1% per annum above the 1-month LIBOR, in each case plus a margin ranging from 0.75% to 1.50% based on the Company’s leverage ratio. Undrawn commitments accrue a fee ranging from 0.5% to 0.8% per annum based on the Company’s leverage ratio. Interest is payable quarterly.
Mandatory commitment reductions under the 2014 Revolving Credit Facility are calculated on a 12 year profile and begin six months after the delivery date of the Pacific Zonda.
The 2014 Revolving Credit Facility will require compliance with certain affirmative and negative covenants that are customary for such financings. These include, but are not limited to, restrictions on (i) the Company’s ability to pay dividends to its shareholders (except for certain specified exceptions, including that the Company may pay dividends (as more fully described in the 2014 Revolving Credit Facility) so long as there is no default under the 2014 Revolving Credit Facility and the Company is in pro forma compliance with the leverage ratio and minimum liquidity tests described below after giving effect to such dividend) and (ii) the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, sell assets, make investments or engage in transactions with affiliates (except for certain specified exceptions, including the ability to incur certain amounts of secured indebtedness to finance the construction of additional drillships).
The 2014 Revolving Credit Facility will also require the Company to maintain (i) a leverage ratio (adjusted net debt to adjusted EBITDA) no greater than, 5.25 to 1.00 during the period from September 30, 2014 through December 31, 2014, 4.75 to 1.00, during the period from the quarter ended March 31, 2015 and December 31, 2015, 4.25 to 1.00, during the period from the quarter ended March 31, 2016 and thereafter, each on the last day of any fiscal quarter; and (ii) minimum liquidity of $100.0 million (including undrawn capacity for loans under the existing revolving credit facility maturing in 2018); provided that such amount shall be reduced to U.S. $50.0 million following the repayment in full of the senior secured credit facility agreement entered into by subsidiaries of the Company to finance the construction, operation and other costs associated with the drillships the Pacific Sharav and the Pacific Meltem.
The 2014 Revolving Credit Facility contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, (i) commitments under the revolving credit facility agreement will be subject to termination and (ii) borrowings under the revolving credit facility will be subject to acceleration.
The description of the 2014 Revolving Credit Facility contained in this Form 6-K Report does not purport to be complete and is qualified in its entirety by reference to the full text of the 2014 Revolving Credit Facility, which is filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A. (Registrant)

Dated:	November 3, 2014	By	/s/ Kinga E. Doris
Kinga E. Doris
Vice President, General Counsel and Secretary

EXHIBIT INDEX
The following exhibit is filed as part of this Form 6-K:

Exhibit	Description
99.1
Credit Agreement, dated as of October 29, 2014, among Pacific Drilling S.A., as Borrower, Various Lenders and Citibank N.A., as Administrative Agent, Citigroup Global Markets Inc., Standard Chartered Bank, DNB Markets, Inc., and Nordea Bank Finland Plc, London Branch, as Joint Lead Arrangers, Citigroup Global Markets Inc. and Standard Chartered Bank, as Joint Bookrunners and Citigroup Global Markets Inc. as Syndication Agent.